Filed pursuant to Rule 424(b)(3) File No. 333-119338

    March 15, 2007

SUPPLEMENT DATED MARCH 15, 2007 TO PROSPECTUS DATED MARCH 6, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND FEBRUARY PERFORMANCE UPDATE

FUND	FEBRUARY	2007 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-4.18%	-2.98%		$64.1M	$1,127.949
Grant Park Futures Fund Class B Units	-4.25%	-3.12%		$323.3M	$990.539
TRADING ADVISORS	FEBRUARY	2007 YTD	% of Fund
Rabar Market Research (Div)	-5.53%	-7.28%	17%
EMC Capital Management (Classic)	-5.81%	-2.38%	21%
Eckhardt Trading (Global)	-0.50%	-1.24%	5%
Graham Capital Management (GDP)	-3.34%	-4.84%	9%
Winton Capital Management (Div)	-6.43%	-3.19%	21%
Saxon Investment Corp (Div)	0.88%	-1.56%	8%
Welton Investment Corporation	-1.85%	0.94%	19%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Long positions in the stock indices sustained substantial losses as a result of the plunge in global share prices near the end of the month. Chinese stock prices fell more than 8% in a single session as investors became concerned that the Chinese government might introduce new regulations designed to discourage illegal share offerings and investments using borrowed money. The weakness spilled over into Europe and the United States as program trading on behalf of institutional investors resulted in massive liquidation of stocks.

Short positions in the interest rate sector incurred losses as falling share prices caused investors to reallocate assets to fixed income instruments. Additionally, prices along every part of the yield curve rallied in response to weaker than expected data on US durable goods and new home sales. Positions in Eurodollars and LIFFE Euribor experienced the largest setbacks.

The currency sector reported negative performance after the Bank of Japan raised short-term rates, resulting in losses to short positions in the Japanese yen; the yen was also higher as the result of investors unwinding “carry” trades in which they initially sold the yen to buy currencies from economies offering a better rate of return.

Short positions in the energy sector incurred losses as a combination of cold weather and renewed concerns over Iran’s nuclear ambitions resulted in higher prices for crude oil and related products.

Long positions in the base metals resulted in gains, particularly in the nickel market where increased demand from steel mills combined with supply concerns resulted in a 14% price increase during the month.

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

Lastly, long positions in the soybean complex recorded gains after prices there rallied on strong demand for US exports, especially from China. Prices were also higher on speculation that farmers would dedicate less acreage to soybean production and more to corn as a result of the growing demand for ethanol. Live cattle prices were also higher, benefiting long positions.

OTHER FUND NEWS

We would like to remind you that we have updated Grant Park’s June 1, 2006 prospectus with a new prospectus dated March 6, 2007.

IRS Schedule K-1s (Form 1065) were mailed on February 13, 2007. Investors with taxable accounts should have received their Schedule K-1. If you have a taxable account and did not receive your 2006 Schedule K-1, or if there is an error, please call our offices or email us.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
FEBRUARY 28, 2007

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(98,368)	380,896	(491,993)	1,999,765
Change in Unrealized Income (Loss)	(2,746,475)	(2,048,256)	(13,736,610)	(10,106,481)
Brokerage Commissions	(25,708)	(39,936)	(128,581)	(202,553)
Exchange, Clearing Fees and NFA charges	(42,460)	(67,306)	(212,367)	(341,546)
Other Trading Costs	(27,583)	(62,316)	(137,958)	(318,539)
Change in Accrued Commissions	14,092	5,731	70,487	27,016

Net Trading Income (Loss)	(2,926,502)	(1,831,187)	(14,637,022)	(8,942,338)

Other Income:
Interest, U.S. Obligations	113,891	222,819	569,628	1,135,958
Interest, Other	145,506	305,548	727,756	1,559,835

Total Income (Loss)	(2,667,105)	(1,302,820)	(13,339,638)	(6,246,545)

Expenses:
Incentive Fees to Trading Managers	(178,992)	22,803	(895,236)	153,922
Administrative Fees	13,610	27,305	68,070	139,270
O&O Expenses	10,888	21,844	163,368	334,248
Brokerage Expenses	329,357	660,767	1,769,821	3,621,026
Illinois Replacement Tax

Total Expenses	174,863	732,719	1,106,023	4,248,466

Net Income (Loss)	(2,841,968)	(2,035,539)	(14,445,661)	(10,495,011)

Statement of Changes in Net Asset Value

Beginning Balance	64,916,192	58,161,220	336,348,594	324,091,775
Additions	3,050,423	9,224,423	3,589,312	13,984,716
Net Income (Loss)	(2,841,968)	(2,035,539)	(14,445,661)	(10,495,011)
Redemptions	(1,015,179)	(1,240,636)	(2,229,096)	(4,318,331)

Balance at FEBRUARY 28, 2007	64,109,468	64,109,468	323,263,149	323,263,149
Total Units Held at End of The Period		56,837.22834		326,350.79552
Net Asset Value Per Unit		1,127.949		990.539
Rate of Return	-4.18%	-2.98%	-4.25%	-3.12%

To the best of my knowledge and belief the
information contained herein is accurate and complete.
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP